
SEC MAIL PROCESSING
RECEIVED
MAY 31 2007
WASH, D.C.
209
SECTION



SECURITIES 07006238

BB 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-06 (MM/DD/YY) AND ENDING 3-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biremis Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street 26th Floor

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Austin 413-341-6976

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 6/13

OATH OR AFFIRMATION

I, Peter Beck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biremis Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public RUSSELL K. LAING
BARRISTER AND SOLICITOR

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



May 25, 2007

To UHY, LLP
53 State Street
Boston, MA 02109

Re: Biremis Corporation

Dear Sirs:

We are providing this letter in connection with your audit of the statements of financial condition as of March 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows of Biremis Corporation (the "Company") for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of May 25, 2007, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

55 St. Clair Ave. W. Toronto, Ontario M4V 2Y7
t: 416-351-0540, f: 416-351-8118

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management,

   b. Employees or Registered Representatives who have significant roles in internal control, or

   c. Others, including Registered Representatives, where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following, to the extent applicable, have been appropriately identified, properly recorded and/or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, management fees and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 94-6, "*Disclosure of Certain Significant Risks and Uncertainties*". Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

   d. Significant common ownership management control or relationships requiring disclosure.

   e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements, if any.

10. There are no significant estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements.


biremis
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In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements as required by and in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") 94-6, *"Disclosure of Certain Significant Risks and Uncertainties"*.

11. There are no—

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, *"Accounting for Contingencies"*.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments, if applicable.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).



biremis
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17. In addition, the Company at March 31, 2007, had—

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by NASD Regulation, Inc.

19. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

21. There are no material weaknesses or inadequacies at March 31, 2007, or during the period April 1, 2006 to May 25, 2007, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).


biremis
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b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making the periodic computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.

22. Net capital computations, prepared by the Company during the period from April 1, 2006, through May 25, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

24. All material related party transactions have been disclosed in accordance with FASB Statement No. 57, *Related Party Disclosures.*

25. Accrued and other liabilities represent a complete presentation of unpaid cost and expenses for which the benefit has been received in the current period, and such balances are computed, classified, and described in a consistent manner.

26. The Company executes trades and clears those trades through Penson Financial Services (Penson USA). Although an independent report on Penson USA's controls ("SAS 70") is unavailable, management is satisfied with their operating efficiencies and effectiveness.

27. The Company earns its revenue through an agreement with its sole customer, SwiftTrade, Inc., which charges a fee of 15% of gross dollar volume delivered through Penson USA as of March 31, 2007 and 7.4% as of March 31, 2006.

28. The March 31, 2007 FOCUS report was filed prior to the seventeen (17) day deadline.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Peter Beck, President

Todd Austin, Controller



biremis
corporation

BIREMIS CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2007 AND 2006

BIREMIS CORPORATION

Years Ended March 31, 2007 and 2006

Table of Contents



53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Biremis Corporation (the "Company") as of March 31, 2007 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended March 31, 2006 were audited by other auditors whose report dated May 18, 2006 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biremis Corporation as of March 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 25, 2007

BIREMIS CORPORATION
Statements of Financial Condition
March 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 4,623,894	$ 2,905,755
Receivables - brokers and clearing organizations	7,079,665	3,150,926
Deposit with clearing organizations	352,483	101,397
Shareholder advance	270,000	-
Prepaid expenses	-	2,031
Total assets	$ 12,326,042	$ 6,160,109
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 309,871	$ 770,238
Accounts payable	1,670	1,115,144
Payable to customer, net - related party	2,715,698	2,948,000
Subordinated borrowings	305,000	305,000
Total liabilities	3,332,239	5,138,382
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Common stock, no par value, 200 shares authorized, issued, and outstanding at March 31, 2007 and 2006	1,000	1,000
Retained earnings	8,992,803	1,020,727
Total shareholders' equity	8,993,803	1,021,727
Total liabilities and shareholders' equity	$ 12,326,042	$ 6,160,109

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Income
Years Ended March 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions and fees	$ 13,319,358	$ 1,782,776
Operating expenses:		
Professional fees	178,383	198,074
Communications	41,147	30,305
Other expenses	16,111	3,225
Insurance	7,561	1,415
Interest expense	309	288
Total operating expenses	243,511	233,307
Operating income	13,075,847	1,549,469
Interest income	269,762	34,925
Income before income taxes	13,345,609	1,584,394
Income taxes	5,373,533	623,463
Net income	$ 7,972,076	$ 960,931

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Changes in Shareholders' Equity
Years Ended March 31, 2007 and 2006

	Common stock No Par	Retained Earnings	Total Shareholders' Equity
Balance, March 31, 2005	$ 1,000	$ 59,796	$ 60,796
Net income	-	960,931	960,931
Balance, March 31, 2006	1,000	1,020,727	1,021,727
Net income	-	7,972,076	7,972,076
Balance, March 31, 2007	$ 1,000	$ 8,992,803	$ 8,993,803

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Cash Flows
Years Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 7,972,076	$ 960,931
Adjustments to reconcile net income to net cash provided by operating activities:		
Receivables - brokers and clearing organizations	(3,928,739)	(2,855,754)
Deposits with clearing organizations	(251,086)	(1,076)
Prepaid expenses	2,031	(2,031)
Accrued liabilities	(460,367)	703,782
Accounts payable	(1,113,474)	1,019,721
Payable to customer, net - related party	(232,302)	2,721,050
Net cash provided by operating activities	1,988,139	2,546,623
Cash flows used in financing activities:		
Shareholder advance	(270,000)	-
Net increase in cash	1,718,139	2,546,623
Cash and cash equivalents, beginning of year	2,905,755	359,132
Cash and cash equivalents, end of year	$ 4,623,894	$ 2,905,755
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ 5,675,311	$ -

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Biremis Corporation (the "Company"), a Massachusetts corporation, is a registered self-clearing broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed on May 18, 2004. The Company executes securities transactions for one customer, Swift Trade, Inc., which was owned by the Company's majority shareholder through December 2005 and is based in Canada. Effective December 2005, the Company's majority shareholder contributed his interest in the Company and Swift Trade, Inc. to BRMS Holdings Inc. in exchange for the majority of share in BRMS Holdings Inc. In March 2007, the Company received approval from the National Association of Securities Dealers ("NASD") to begin self-clearing for its trading account. As of March 31, 2007, the Company has not executed any self-cleared trades.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

Revenue Recognition
Revenues are generated from commission and fees relating to the purchase and sales of investment securities and related products on behalf of its customer (Swift Trade, Inc.). All commission revenues are recorded on a trade date basis. The earnings process is substantially complete at trade date in accordance with the rules of the NASD and the Securities and Exchange Commission.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

Receivable From and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities for its customer. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been recorded.

BIREMIS CORPORATION
Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payable to Customer – Related Party
The balances shown as payable to customer represent trading gains and losses due back to its customer for trading transactions. They are presented net of amounts earned and due from this customer for trading commissions and fees.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Concentration of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents primarily with one institution which management believes is of high credit quality.

Reclassifications
Certain reclassifications have been made to the 2006 financial statements in order to conform to the 2007 presentation.

NOTE 2 - SHAREHOLDER ADVANCE

In March 2007, the Company advanced $270,000 to a shareholder. The advance does not carry an interest rate and is due on May 30, 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONCENTRATIONS

The Company executes trades of securities for its sole customer, Swift Trade, Inc (the "Customer"). The Customer is wholly-owned by the Company's majority shareholder. The Company earns 100% of its commissions and fees from executing trades on behalf of the Customer.

As of March 31, 2007 and 2006, payable to customer, net – related party consisted of:

	2007	2006
Due to customer for trading gains and losses	$ 7,079,665	$ 3,150,926
Less: due from Customer for commissions and fee revenue	4,363,967	202,926
Payable to customer, net - related party	$ 2,715,698	$ 2,948,000

NOTE 4 - SUBORDINATED BORROWINGS - RELATED PARTY

The lender, who is a minority shareholder of the Company and is also wholly owned by the Company's majority shareholder, has under all agreements subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company, prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings mature in 2008; however, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All subordinated borrowings are non-interest bearing.

NOTE 4 - SUBORDINATED BORROWINGS - RELATED PARTY (Continued)

As of March 31, 2007 and 2006, the Company has subordinated borrowings maturing as follows:

2008	$ 305,000
Total	$ 305,000

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2007 consists of the following components:

Income tax expense:		
Current tax expense:		
Federal	$	4,103,621
State		1,269,912
	$	5,373,533

As of March 31, 2007, there are no material temporary differences that would give rise to deferred tax assets or liabilities. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying Statement of Income.

NOTE 6 - COMMITMENTS

The Company has an agreement for virtual office space in Boston, Massachusetts. The lease is month-to-month at the rate of $250 per month.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company, as a registered self-clearing broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the Company to maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. As of March 31, 2007, the Company had net capital, as defined, of $8,676,320, which exceeded the required net capital by $8,426,320.



53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Biremis Corporation for the year ended March 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); and

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2007. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP
Boston, Massachusetts
May 25, 2007

BIREMIS CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended March 31, 2007

Schedule I

Total shareholders' equity		$ 8,993,803
Subordinated loans for equity capital		305,000
Total capital and allowable subordinated liabilities		9,298,803
Less: non-allowable assets from the Statement of Financial Condition		622,483
Net capital		8,676,320
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 201,816	
or minimum dollar net capital requirement	250,000	
		250,000
Excess net capital		$ 8,426,320
Aggregate indebtedness		$ 3,027,239
Percentage of aggregate indebtness to net capital		35%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15c3-1, as follows:

Previously reported net capital	$ 8,993,635
Audit adjustments:	
Federal income taxes payable	(120,000)
State income taxes payable	(40,000)
Accrued liabilities	143,000
Non-allowable assets	(300,315)
Audited net capital, per above	$ 8,676,320

See Independent Auditors' Report.

BIREMIS CORPORATION
Information Related to Possession and Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Year Ended March 31, 2007

Schedule II

Nothing to report.

BIREMIS CORPORATION
Information Related to Possession and Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Year Ended March 31, 2007

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2) Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

See Independent Auditors' Report.

BIREMIS CORPORATION
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended March 31, 2007

Schedule IV

Balance, beginning of year	$	305,000
Additions		-
Balance, end of year	$	305,000

See Independent Auditors' Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-06 (MM/DD/YY) AND ENDING 3-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biremis Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street 26th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Austin 413-341-6976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

53 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Beck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biremis Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RUSSELL K. LAING
BARRISTER AND SOLICITOR

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



May 25, 2007

To UHY, LLP
53 State Street
Boston, MA 02109

Re: Biremis Corporation

Dear Sirs:

We are providing this letter in connection with your audit of the statements of financial condition as of March 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows of Biremis Corporation (the "Company") for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of May 25, 2007, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

55 St. Clair Ave. W. Toronto, Ontario M4V 2Y7
t: 416-351-0540, f: 416-351-8118

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management,

   b. Employees or Registered Representatives who have significant roles in internal control, or

   c. Others, including Registered Representatives, where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following, to the extent applicable, have been appropriately identified, properly recorded and/or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, management fees and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 94-6, "*Disclosure of Certain Significant Risks and Uncertainties*". Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

   d. Significant common ownership management control or relationships requiring disclosure.

   e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements, if any.

10. There are no significant estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements.


biremis
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In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements as required by and in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") 94-6, *"Disclosure of Certain Significant Risks and Uncertainties"*.

11. There are no—

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, *"Accounting for Contingencies"*.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments, if applicable.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).


biremis
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17. In addition, the Company at March 31, 2007, had—

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by NASD Regulation, Inc.

19. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

21. There are no material weaknesses or inadequacies at March 31, 2007, or during the period April 1, 2006 to May 25, 2007, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).


biremis
corporation

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making the periodic computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.

22. Net capital computations, prepared by the Company during the period from April 1, 2006, through May 25, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

24. All material related party transactions have been disclosed in accordance with FASB Statement No. 57, *Related Party Disclosures.*

25. Accrued and other liabilities represent a complete presentation of unpaid cost and expenses for which the benefit has been received in the current period, and such balances are computed, classified, and described in a consistent manner.

26. The Company executes trades and clears those trades through Penson Financial Services (Penson USA). Although an independent report on Penson USA's controls ("SAS 70") is unavailable, management is satisfied with their operating efficiencies and effectiveness.

27. The Company earns its revenue through an agreement with its sole customer, SwiftTrade, Inc., which charges a fee of 15% of gross dollar volume delivered through Penson USA as of March 31, 2007 and 7.4% as of March 31, 2006.

28. The March 31, 2007 FOCUS report was filed prior to the seventeen (17) day deadline.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Peter Beck, President

Todd Austin, Controller


biremis
corporation

BIREMIS CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2007 AND 2006

BIREMIS CORPORATION

Years Ended March 31, 2007 and 2006

Table of Contents


UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Biremis Corporation (the "Company") as of March 31, 2007 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended March 31, 2006 were audited by other auditors whose report dated May 18, 2006 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biremis Corporation as of March 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 25, 2007

BIREMIS CORPORATION
Statements of Financial Condition
March 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 4,623,894	$ 2,905,755
Receivables - brokers and clearing organizations	7,079,665	3,150,926
Deposit with clearing organizations	352,483	101,397
Shareholder advance	270,000	-
Prepaid expenses	-	2,031
Total assets	$ 12,326,042	$ 6,160,109
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 309,871	$ 770,238
Accounts payable	1,670	1,115,144
Payable to customer, net - related party	2,715,698	2,948,000
Subordinated borrowings	305,000	305,000
Total liabilities	3,332,239	5,138,382
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Common stock, no par value, 200 shares authorized, issued, and outstanding at March 31, 2007 and 2006	1,000	1,000
Retained earnings	8,992,803	1,020,727
Total shareholders' equity	8,993,803	1,021,727
Total liabilities and shareholders' equity	$ 12,326,042	$ 6,160,109

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Income
Years Ended March 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions and fees	$ 13,319,358	$ 1,782,776
Operating expenses:		
Professional fees	178,383	198,074
Communications	41,147	30,305
Other expenses	16,111	3,225
Insurance	7,561	1,415
Interest expense	309	288
Total operating expenses	243,511	233,307
Operating income	13,075,847	1,549,469
Interest income	269,762	34,925
Income before income taxes	13,345,609	1,584,394
Income taxes	5,373,533	623,463
Net income	$ 7,972,076	$ 960,931

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Changes in Shareholders' Equity
Years Ended March 31, 2007 and 2006

	Common stock No Par	Retained Earnings	Total Shareholders' Equity
Balance, March 31, 2005	$ 1,000	$ 59,796	$ 60,796
Net income	-	960,931	960,931
Balance, March 31, 2006	1,000	1,020,727	1,021,727
Net income	-	7,972,076	7,972,076
Balance, March 31, 2007	$ 1,000	$ 8,992,803	$ 8,993,803

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Cash Flows
Years Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 7,972,076	$ 960,931
Adjustments to reconcile net income to net cash provided by operating activities:		
Receivables - brokers and clearing organizations	(3,928,739)	(2,855,754)
Deposits with clearing organizations	(251,086)	(1,076)
Prepaid expenses	2,031	(2,031)
Accrued liabilities	(460,367)	703,782
Accounts payable	(1,113,474)	1,019,721
Payable to customer, net - related party	(232,302)	2,721,050
Net cash provided by operating activities	1,988,139	2,546,623
Cash flows used in financing activities:		
Shareholder advance	(270,000)	-
Net increase in cash	1,718,139	2,546,623
Cash and cash equivalents, beginning of year	2,905,755	359,132
Cash and cash equivalents, end of year	$ 4,623,894	$ 2,905,755
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ 5,675,311	$ -

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Biremis Corporation (the "Company"), a Massachusetts corporation, is a registered self-clearing broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed on May 18, 2004. The Company executes securities transactions for one customer, Swift Trade, Inc., which was owned by the Company's majority shareholder through December 2005 and is based in Canada. Effective December 2005, the Company's majority shareholder contributed his interest in the Company and Swift Trade, Inc. to BRMS Holdings Inc. in exchange for the majority of share in BRMS Holdings Inc. In March 2007, the Company received approval from the National Association of Securities Dealers ("NASD") to begin self-clearing for its trading account. As of March 31, 2007, the Company has not executed any self-cleared trades.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

Revenue Recognition
Revenues are generated from commission and fees relating to the purchase and sales of investment securities and related products on behalf of its customer (Swift Trade, Inc.). All commission revenues are recorded on a trade date basis. The earnings process is substantially complete at trade date in accordance with the rules of the NASD and the Securities and Exchange Commission.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

Receivable From and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities for its customer. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been recorded.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payable to Customer – Related Party
The balances shown as payable to customer represent trading gains and losses due back to its customer for trading transactions. They are presented net of amounts earned and due from this customer for trading commissions and fees.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Concentration of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents primarily with one institution which management believes is of high credit quality.

Reclassifications
Certain reclassifications have been made to the 2006 financial statements in order to conform to the 2007 presentation.

NOTE 2 - SHAREHOLDER ADVANCE

In March 2007, the Company advanced $270,000 to a shareholder. The advance does not carry an interest rate and is due on May 30, 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONCENTRATIONS

The Company executes trades of securities for its sole customer, Swift Trade, Inc (the "Customer"). The Customer is wholly-owned by the Company's majority shareholder. The Company earns 100% of its commissions and fees from executing trades on behalf of the Customer.

As of March 31, 2007 and 2006, payable to customer, net – related party consisted of:

	2007	2006
Due to customer for trading gains and losses	$ 7,079,665	$ 3,150,926
Less: due from Customer for commissions and fee revenue	4,363,967	202,926
Payable to customer, net - related party	$ 2,715,698	$ 2,948,000

NOTE 4 - SUBORDINATED BORROWINGS - RELATED PARTY

The lender, who is a minority shareholder of the Company and is also wholly owned by the Company's majority shareholder, has under all agreements subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company, prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings mature in 2008; however, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All subordinated borrowings are non-interest bearing.

NOTE 4 - SUBORDINATED BORROWINGS - RELATED PARTY (Continued)

As of March 31, 2007 and 2006, the Company has subordinated borrowings maturing as follows:

2008	$ 305,000
Total	$ 305,000

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2007 consists of the following components:

Income tax expense:	
Current tax expense:	
Federal	$ 4,103,621
State	1,269,912
	$ 5,373,533

As of March 31, 2007, there are no material temporary differences that would give rise to deferred tax assets or liabilities. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying Statement of Income.

NOTE 6 - COMMITMENTS

The Company has an agreement for virtual office space in Boston, Massachusetts. The lease is month-to-month at the rate of $250 per month.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company, as a registered self-clearing broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the Company to maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. As of March 31, 2007, the Company had net capital, as defined, of $8,676,320, which exceeded the required net capital by $8,426,320.


UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Biremis Corporation for the year ended March 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); and
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2007. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP
Boston, Massachusetts
May 25, 2007

BIREMIS CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended March 31, 2007

Schedule I

Total shareholders' equity		$ 8,993,803
Subordinated loans for equity capital		305,000
Total capital and allowable subordinated liabilities		9,298,803
Less: non-allowable assets from the Statement of Financial Condition		622,483
Net capital		8,676,320
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 201,816	
or minimum dollar net capital requirement	250,000	
		250,000
Excess net capital		$ 8,426,320
Aggregate indebtedness		$ 3,027,239
Percentage of aggregate indebtness to net capital		35%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15c3-1, as follows:

Previously reported net capital	$ 8,993,635
Audit adjustments:	
Federal income taxes payable	(120,000)
State income taxes payable	(40,000)
Accrued liabilities	143,000
Non-allowable assets	(300,315)
Audited net capital, per above	$ 8,676,320

See Independent Auditors' Report.

BIREMIS CORPORATION
Information Related to Possession and Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Year Ended March 31, 2007

Schedule II

Nothing to report.

BIREMIS CORPORATION
Information Related to Possession and Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Year Ended March 31, 2007

Schedule III

(1)	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2)	Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

See Independent Auditors' Report.

BIREMIS CORPORATION
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year Ended March 31, 2007

Schedule IV

Balance, beginning of year	$	305,000
Additions		-
Balance, end of year	$	305,000


END

See Independent Auditors' Report.